May 28, 2009

Via Facsimile (212) 378-2454 and U.S. Mail

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

Re: Validus Holdings, Ltd.
File No. 333-159148
Amended Form S-4, filed May 21, 2009

IPC Holdings, Ltd.
Schedule TO-T/A filed May 21, 22, and 26, 2009 by Validus Holdings, Ltd.
File No. 005-45701

Soliciting Materials filed pursuant to Rule 14a-12 by Validus Holdings, Ltd.
Filed May 22 and 26, 2009
File No. 000-27662

Forms 425 filed May 20 and 26, 2009 by Validus Holdings, Ltd.
File No. 000-27662

IPC Holdings, Ltd.
PRRN14A filed May 26, 2009 by Validus Holdings, Ltd.
File No. 000-27662

Dear Ms. Banks:

We have reviewed your filing and have the following comments.

General

1.   To the extent applicable, please revise your disclosure in all company filings, not limited to those listed herein, where appropriate in response to our comments below.

Form S-4/A

General

2.   Refer to your disclosure of the purpose of your offer and the matters described in

your press release of May 12, 2009 with respect to your ability to effect the transfer of shares acquired in the exchange offer despite the transfer restriction provisions in IPC's bye-laws (and a similar statement in your May 21, 2009 press release in which you call IPC's legal argument "dubious"). Please revise your disclosure to describe the apparent disagreement over the applicability of the IPC transfer restrictions to your acceptance and acquisition of securities tendered in the offer. Also, reconcile supplementally, with a view toward revised disclosure, the apparent discrepancy in your position as set forth in that press release with the language in clause (ii) of the second paragraph of page 4 of your letter of transmittal relating to the transfer on the books of IPC of shares tendered in the exchange offer.

3.   On a related note, please revise your disclosure to describe the effect of a potential restriction on the transfer of shares acquired in the tender offer on your ability to complete the second-step acquisition in compliance with Section 102 or 103 of the Companies Act.

Risk Factors, page 34

4.   Please tell us what consideration you gave to including a risk factor addressing the correlation of Validus's risk exposures with catastrophic events as affected by the proposed IPC acquisition. In this respect, we note the statements made by A.M Best (December 18, 2008) and Moody's (April 2, 2009) relating to Validus's "susceptibility to high severity losses" and that the merger with IPC could "increase effective catastrophe exposure," respectively.

Certain Legal Matters; Regulatory Approvals, page 91

5.   Please tell us supplementally, with a view toward revised disclosure, whether your ability to complete the exchange offer or any other transaction with IPC is limited by a requirement to obtain the regulatory approval of Irish regulators as it relates to IPC's subsidiary, IPCRe Europe Limited.

Soliciting Materials Filed May 22, 2009

6.   Please provide supplemental support for your statements in your press release dated May 21 and filed on May 22 that ". . . IPC's financial advisor told Validus during the sale process that Validus was not invited to participate" and that "IPC's Board . . . abdicated its fiduciary duties by agreeing to an egregious and self-serving 'no-talk' provision without a fiduciary exception . . ."

Form 425 filed May 20, 2009

7.   We note your disclosure on page 33 of the investor presentation that UK takeover code limits termination fees to 1% of equity value. Please tell us whether that

provision of UK law applies to the IPC-Max amalgamation given each company's listing in Nasdaq. If that UK law does not apply, please confirm that you will refrain from making similar statements in future soliciting materials.

Court-Ordered Meeting Proxy Statement filed May 26, 2009

8.   In various places throughout the filing you state that IPC shares "registered in the name of, or beneficially owned by, Validus, IPC or any of their respective subsidiaries or which Validus, IPC or any of their respective subsidiaries acquires or becomes the beneficial owner of" are not entitled to vote at the court-ordered IPC meeting. Please describe the authority upon which this conclusion is based.

9.   Please explain why you have deleted the section previously located on Page 115 entitled "Relationships with Our Founder and Sponsoring Investors and Their Related Parties."

Closing Comments

Please direct any questions to Laura Crotty at (202) 551-3563 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions